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UI
08028585
SECURITIESANL
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DLC Investment Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 White Plains Road
(No. and Street)

Tarrytown,	NY	10591
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, Jonathan Wigser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DLC Investment Securities Corp., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

MANAGING DIRECTOR

Title

Sally Krauss

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditor's Report on Internal Control Structure

[x] (p) Statement of Cash Flows

SALLY A. KRAUSS
Notary Public, State of New York
No. 01KR6095578
Qualified in Westchester County
Commission Expires July 14, 2011

CORNICK, GARBER & SANDLER, LLP

Certified Public Accountants

DLC INVESTMENT SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

Independent Auditors' Report

Board of Directors
DLC Investment Securities Corp.

We have audited the accompanying statement of financial condition of DLC INVESTMENT SECURITIES CORP. as at December 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DLC Investment Securities Corp. as at December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2008

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

DLC INVESTMENT SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 63,811
Prepaid expenses	6,632
TOTAL	$ 70,443

LIABILITIES

Accrued expenses	$ 5,250

STOCKHOLDER'S EQUITY

Common stock - $1.00 par value, 100 shares authorized; 25 shares issued and outstanding	25
Additional paid-in capital	24,975
Retained earnings	40,193
TOTAL STOCKHOLDER'S EQUITY	65,193
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 70,443

The notes to financial statements are made a part hereof.

DLC INVESTMENT SECURITIES CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

Placement fees and interest income		$ 575,204
Expenses:		
Administrative fees paid to affiliate	$ 603,750	
Other	34,688	638,438
Loss before "FINRA" consolidation payment		(63,234)
"FINRA" consolidation payment		35,000
NET LOSS		$ (28,234)

The notes to financial statements are made a part hereof.

DLC INVESTMENT SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - January 1, 2007	$ 25	$ 24,975	$ 68,427	$ 93,427
Net loss			(28,234)	(28,234)
Balance - December 31, 2007	$ 25	$ 24,975	$ 40,193	$ 65,193

The notes to financial statements are made a part hereof.

DLC INVESTMENT SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities:		
Net loss	$	(28,234)
Adjustments to reconcile results of operations to net cash effect of operating activities:		
Prepaid expenses		(6,632)
Net cash used for operating activities		(34,866)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(34,866)
Cash and cash equivalents - January 1, 2007		98,677
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2007	$	63,811

The notes to financial statements are made a part hereof.

DLC INVESTMENT SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Organization

DLC Investment Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities on a best efforts basis.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates.

Income Taxes

The Company has elected "S" Corporation treatment for both federal and state income tax purposes. As such, the Company's earnings or losses are reportable on the individual income tax return of its stockholder. Accordingly, there is no provision for federal income taxes but the Company remains subject to the minimum New York State corporation tax of $300.

NOTE B - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of approximately $59,000 which was approximately $54,000 in excess of its required net capital of $5,000. Under certain circumstances, withdrawals of capital may be restricted.

(Continued)

DLC INVESTMENT SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007

NOTE C - Administrative Fees Paid to Affiliate

Pursuant to a service agreement, an affiliate under common control with the Company pays certain expenses (such as administrative personnel, communications, data processing, etc.) on behalf of the Company and charges the Company a fee representing the Company's allocable share of such expenses. Fees under this agreement aggregated to $603,750 for the year ended December 31, 2007.

The results of operations may have differed had the Company been a stand-alone entity.

NOTE D - "FINRA" Consolidation Payment

The Company was subject to regulation by the National Association of Securities Dealers (NASD). On November 28, 2006, the NASD and NYSE Group announced a plan to consolidate their members' regulation into a new organization, Financial Industry Regulation Authority (FINRA). As a result of this consolidation, in August 2007 all members of the NASD received a one time payment of $35,000 from FINRA.

SCHEDULE 1

DLC INVESTMENT SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2007

Net Capital:		
Total stockholder's equity before nonallowable assets	$	65,193
Less: Nonallowable assets - prepaid expenses		(6,632)
Net capital		58,561
Minimum net capital required		5,000
Excess net capital	$	53,561
Capital Ratio:		
Aggregate indebtedness to net capital		.09

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2007

SCHEDULE 2

DLC INVESTMENT SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-1 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

AS AT DECEMBER 31, 2007

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(i).

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

To the Board of Directors
DLC Investment Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedule of DLC Investment Securities Corp. (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

To the Board of Directors
DLC Investment Securities Corp.

Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report its intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2008

END